FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
December 28, 2005

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

WIMM-BILL-DANN FOODS OJSC ACQUIRES 63.53% STAKE IN NAZAROVSKOE

MILK OJSC IN KRASNOYARSK REGION

Moscow, Russia, December 28, 2005 - Wimm-Bill-Dann Foods OJSC [NYSE: WBD] today announced the acquisition of a 63.53% stake in the Nazarovskoe Milk OJSC in the Krasnoyarsk region, which brought the total number of manufacturing facilities owned by Wimm-Bill-Dann to 29.

The above dairy plant was acquired within the framework of Wimm-Bill-Dann’s strategy of regional expansion. Prior to the acquisition the company didn’t own a production facility in the Krasnoyarsk region.

The plant, founded in 1944, has been modernized over the past 15 years. Its production infrastructure was overhauled between 2000 and 2004. The plant is currently processing up to 300 tons of raw milk per day, which is being purchased from the farms, situated within 150 kilometers from the facility. Tinned dairy products currently make up approximately 70% of the plant’s total output.

Following the acquisition of Nazarovskoe Milk OJSC the Company will expand into new niches of the dairy market and penetrate a new perspective region with a high growth potential. Prior to the acquisition Wimm-Bill-Dann delivered its dairy products from its plant in Novosibirsk, 800 km away from Krasnoyarsk, which made it difficult to increase further the company’s presence in the city and the surrounding area.

-Ends-

For further enquiries contact:

Marina Kagan
Wimm-Bill-Dann Foods OJSC
Yauzsky Boulevard, 16, Moscow
109028 Russia
Phone: +7 095 733 9726/9727
Mobile: + 7 095 762 2387
Fax: +7 095 733 9725
e-mail: kagan@wbd.ru

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially.  We do not intend to update these statements to conform them to actual results.  We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F.  These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC is a leading manufacturer of dairy products and beverages in Russia. The company was founded in 1992.

The Company currently owns 29 manufacturing facilities in Russia and the Commonwealth of Independent States (CIS), as well as trade affiliates in 26 cities in Russia and the CIS.

Wimm-Bill-Dann has a diversified branded portfolio with over 1,100 types of dairy products and over 150 types of juice, nectars and still drinks. The company currently employs over 17,000 people.

Wimm-Bill-Dann was awarded Grand Prix for Best Overall Investor Relations in 2004 – Small & Mid cap companies and Best Investor Relations Officer in 2004– Small & Mid cap companies at the Second Annual IR Magazine Russia Awards held in December 2004 and organized by IR Magazine and the Association of Investor Relations Professionals. Wimm-Bill-Dann previously received the Grand Prix for Best Overall Investor Relations in 2003– Small & Mid cap – at the first annual IR Russia Awards Ceremony held in Moscow last year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Dmitry A. Anisimov

Name:	Dmitry A. Anisimov

Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:      December 28, 2005